EXHIBIT 99.1

Hydrogenics Awarded Funding to Build Two Hydrogen Fueling Stations for the Greater Toronto Area (GTA)

MISSISSAUGA, Ontario, April 06, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation, fueling station equipment and hydrogen-based power modules, today announced that it has been awarded funding by Canada’s Federal Government’s Ministry of Natural Resources (NRCan) to build two hydrogen fueling stations for fuel cell vehicles.

The Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development, made the announcement during a news conference at Hydrogenics’ headquarters in Mississauga, Ontario on Thursday, April 6th. The Minister announced an award of $1.6 million for the GTA Hydrogen Beachhead project -- including two hydrogen fueling stations -- to be built in the GTA area, establishing a new Canadian market for fuel-cell vehicles. The Minister also announced that Canada will boost the growth of clean technology in 2017 by making available more equity finance, working capital and project financing to promising firms in the sector. Nearly $1.4 billion in new financing will be set aside to help Canada’s clean technology firms grow and expand.

“We have an opportunity to have a major impact on the development of clean energy and clean transportation in Canada,” stated the Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development. “Our 2017 budget proposes a number of approaches to reach that goal and improve energy efficiency, reduce carbon emissions, create a cleaner environment and healthier communities. Our government will also continue to help companies raise the standard in the field of clean technology in order to improve the quality of life for all Canadians.”

“We are very pleased to receive this funding and support from the Canadian government for additional fueling stations in and around Toronto,” said Daryl Wilson, President & CEO of Hydrogenics. “Having supplied hydrogen fueling equipment to more than 50 public and private fueling stations across the globe, it is particularly gratifying to deliver our expertise, with the support of NRCan, here at home. Driven by automotive OEMs introducing fuel cell electric vehicles (FCEVs), we’re seeing an increase in demand for hydrogen-based models in Europe, California, the UK, and Japan – and now here in Canada. Using our renewable hydrogen fuel, the GTA will be one step closer to enabling carbon-free fueling for zero-emission vehicles.”

“This is an important step toward supporting the introduction into Canada of zero-emission, hydrogen fuel-cell electric vehicles,” added Dan Brock, spokesperson for the Canadian FCEV Coalition. “Today’s announcement underscores Canadian expertise and leadership in the use of hydrogen as a clean and safe transportation fuel, opening a door to FCEVs becoming a key part of a zero-emission transportation future in Canada.”

The Canadian FCEV Coalition includes BMW, Honda, Hyundai, Kia, Mercedes-Benz and Toyota, all hydrogen fuel-cell vehicle manufacturers working together to further develop the FCEV market for Canadians.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fueled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com